1934 ACT REPORTING REQUIREMENTS

FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Date of Event: May 6, 2005
(date of earliest event reported)

Diversified Financial Resources Corporation
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

000-22373	58-2027283
(Commission File Number)	(IRS Employer Identification Number)

8765 Aero Drive, Suite 221, San Diego, California 92123
(Address of principal executive offices)

(858) 244-6035
(Registrant's telephone number, including area code)

ITEM 3.02   UNREGISTERED SALES OF EQUITY SECURITIES

On May 6, 2005, a resolution of the Board of Directors of the Registrant authorized the issuance of 430,000,000,000 restricted common stock to be issued to John Chapman, President of the Registrant for partial payment of salary due to him for his services as President in the sum of $43,000. The issuance was carried out pursuant to Section 4(2) of the Securities Act of 1933.

On May 6, 2005, a resolution of the Board of Directors of the Registrant authorized the issuance of 4,000,000 shares of the Registrant's Class B Preferred Stock to be issued to John Chapman as satisfaction of rental obligations in the sum of $97,000 due for the period of January 2004 through March 2005. The issuance was carried out pursuant to Section 4(2) of the Securities Act of 1933. Series B Preferred Shares do not have any conversion rights and hold voting rights on a 500 to 1 ratio with the common stock. The issuance thus represents the right to 2,000,000,000 votes in any shareholder vote of the Registrant.

On May 6, 2005, a resolution of the Board of Directors of the Registrant authorized the issuance of 8,100,000 shares of the Registrant's Class B Preferred Stock to be issued to Dennis Thompson as compensation for his acceptance of the position of President of the Registrant and for serving in that office for the next twelve month period. The issuance was carried out pursuant to Section 4(2) of the Securities Act of 1933. Series B Preferred Shares do not have any conversion rights and hold voting rights on a 500 to 1 ratio with the common stock. This issuance to Mr. Thompson represents the right to 4,050,000,000 votes in any shareholder vote of the Registrant.

ITEM 5.02   DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

On May 5, 2005, John Chapman tendered his resignation, effective on May 6, 2005 at 5:00 p.m. as the President and as a director of the Registrant. On May 6, 2005 the Board of Directors of the Registrant appointed Dennis Thompson, a current director of the Registrant, to the position of President of the Registrant. This appointment is to be effective as of May 6, 2005 5:01 p.m. Mr. Chapman did not resign due to any disagreement with the board of directors. An agreement with the Securities and Exchange Commission provided that Mr. Chapman would remove himself as both an officer and a director of the Registrant. The Registrant and Mr. Chapman have entered into a Consulting Agreement to retain future services of Mr. Chapman for a monthly fee of $4,200, a copy of this agreement is attached hereto as Exhibit 3.

Mr. Thompson has agreed to accept as compensation for his appointment as president 8,100,000 shares of the Registrant's Series B Preferred Stock, the issuance of which was approved by the board of directors on May 6, 2005 as set forth in Item 3.02 of this 8-K report. An employment contract for Mr. Thompson's services at an annual rate of $75,000 has been signed, a copy of this agreement is attached hereto. He does not currently serve on the board of any other corporation.

Mr. Thompson is 51 years old, has served as a director of the Registrant since May of 2002. His primary activity over the past five years has been in the development and implantation of construction plans for gold and coal mining operations. He has prior experience in the manufacturing industry and construction. Mr. Thompson will have primary responsibility for the design and development of any operations on the mining concessions of the Registrant located in the country of Mexico.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

The following exhibits are included as part of this report:

EXHIBIT NO.	PAGE NO.	DESCRIPTION
1	4	Resignation letter of John Chapman
2	5	Employment Agreement of Dennis Thompson
3	9	Consulting Agreement with John Chapman

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Diversified Financial Resources, Inc.

Signature   *Date*

/s/ Dennis Thompson   May 9, 2005
Dennis Thompson
as CEO, President and Director

Exhibit 1

May 5, 2005

Board of Directors
Diversified Financial Resources Corp.
1771 Wolviston Way
San Diego, California 92154

Dear Board:

I hereby submit my resignation from both the board of directors and as President/CEO of
Diversified Financial Resources Corp. These resignations will be effective as of 5:00 p.m.
Friday May 6, 2005.

Sincerely,

/s/ John R. Chapman

John R. Chapman

Exhibit 2
EMPLOYMENT AGREEMENT

AGREEMENT made this 6th day of May, 2005, between Diversified Financial Resources Corporation, a Delaware corporation whose corporate headquarters are located in San Diego, California (herein after referred to as "Company"), and Dennis Thompson, an individual whose address is 8765 Aero Drive, Suite 221, San Diego, California 92123 (hereinafter referred to as "Employee").

Employee has been, employed by Company and Company desires to employ Employee in a capacity in which Employee would serve as President, Chief Executive Office and Chief Financial Officer.

Now, therefore, it is agreed:

1.   Definitions: As used in this Agreement: (a) "Company" means Diversified Financial Resources Corporation, its successors and assigns, and any of its present or future subsidiaries, or organizations controlled by, controlling, or under common control with it. (b) "Confidential Information" means any and all information disclosed or made available to Employee or known by Employee as a direct or indirect consequence of or through his employment by Company and not generally known in the industry in which Company is or may become engaged, or any information related to Company's products, processes, or services, including, but not limited to, information relating to research, development, Plans and Inventions (as defined below), manufacture, purchasing, accounting, engineering, marketing, merchandising, or selling. (c) "Plans and Inventions" means discoveries, concepts, and ideas, whether patentable or not, relating to any present or prospective activities of Company, including, but not limited to, processes, methods, formulae, techniques, devices, and any improvements to the foregoing. (d) "Company Monthly Base Pay" means Employee's last monthly remuneration, prior to termination of his employment with Company, before federal, state, and local taxes and other withholding, but exclusive of extra compensation, such as that attributable to bonuses, overtime, or employee retirement or pension benefits. (e) "Conflicting Organization" means any person or organization engaged, directly or indirectly, in the research, development, production, marketing or selling of a Conflicting Product. (f) "Conflicting Product" means any product, process, or service of any person or organization, other than Company, in existence or under development, which resembles, competes with or is marketed or offered for sale or lease to the same or similar potential customers as a product, process, or service which is the subject of research, development, production, marketing or selling activities of Company. (g) "New Monthly Base Pay" means Employee's monthly remuneration with a subsequent employer, computed as described in Subparagraph (d) of this Paragraph 1.

2.   Duties: The Employee shall be employed by Company and shall faithfully and to the best of his ability perform such duties and render such services as may be directed by Company, including, but not limited to, the following:

5

- Management of the operations and finances of the company, executive governance of the Company as required by the Office of President under the By-Laws of the Company and as directed by the Board of Directors.

3.   Compensation, Term, and Termination: As compensation for his services, Employee shall receive the following compensation:

- A base salary of $75,000 per year, payable in cash, common or preferred stock of the Company, the form to be at the election of Employee.

- Eligible for all employee benefits that are provided by the Company to its employees.

- Reimbursement for all Company approved expenses, if submitted to the Company within 45-days of incurring the expense.

This employment agreement shall continue for five (5) years from the effective date of this agreement. At all times, this employment contract is subject to the right of Company to terminate the employment on two weeks notice. Company shall have the right to terminate such employment at any time in the event of default or nonperformance by Employee of any of the provisions of this Agreement. In the event of notice given by either party, Employee shall continue to work for Company for the full notice period, if so requested by Company. Company reserves the right at any time to pay to Employee his full salary for any required notice period and to terminate his employment immediately or at any time during such notice period.

4.   Benefits, Bonuses and Expenses: (1) Company may provide for Employee benefits as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Such benefits shall be provided to Employee in such a manner as shall be determined by the Board of Directors. (2) Company may pay to Employee bonuses as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Employee acknowledges that Company makes no assurance that a bonus, if any, will be awarded to Employee for any services performed during any term of this employment contract. (3) Additionally, Company may reimburse Employee for expenses as it, in the sole discretion of Company's Board of Directors, shall deem appropriate. Such expense reimbursements shall be paid to Employee as ordered by the Board of Directors.

5.   Disclosure of Confidential Information: (a) *Confidentiality.* Except as required in the performance of his duties to Company, Employee shall treat as confidential and shall not, directly or indirectly, use, disseminate, disclose, publish, or otherwise make available any Confidential Information or any portion thereof. (b) *Return of confidential information.* Upon termination of his employment with Company, all documents, records, notebooks, and similar repositories containing Confidential Information, including copies thereof, then in Employee's possession, whether prepared by him or others, shall be promptly returned to Company. If at any time after the termination of employment Employee determines that he has any Confidential Information in his possession or control, he shall immediately return to Company all such Confidential Information, including all copies and portions thereof.

6.   Binding Effect: This Agreement shall be binding upon the parties hereto and upon their respective executors, administrators, legal representatives, successors, and assigns.

7.   Enforcement: The formation, effect, performance and construction of this Agreement shall be governed by the laws of the State of California of the United States of America.

8**.   Entire Agreement and Waiver of Prior Rights:** This Agreement and any attachments hereto constitute the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, whether oral or written, including, but not limited to, any prior agreement for compensation, in which compensation has not been paid. By executing this agreement, Employee acknowledges that he is waiving all rights granted by prior agreements. No modification or claimed waiver of any of the provisions hereof shall be valid unless in writing and signed by the duly authorized representative against whom such modification or waiver is sought to be enforced.

9.   Other Rights: Nothing contained in this Agreement shall be construed as conferring by implication, estoppel, or otherwise upon either party any license or other right except the licenses and rights expressly granted hereunder to that party.

10.   Acceptance: Each party hereby accepts the licenses and rights granted to it by a party under this Agreement subject to all of the terms and conditions of this Agreement. In witness whereof, the parties have executed this Agreement on the day and year first above written.

Employee: Company

__/s/ Dennis Thompson_____   By: ___/s/ John Casey_____

Dennis Thompson   Name: _John Casey_ .

Individual   Office: _Director_ .

Exhibit 3

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (the "Agreement") is made effective this 9th day of May 2005, by and between John Chapman ("Consultant") whose address is 1771 Wolviston Way, San Diego, California 92154 and Diversified Financial Resources Corporation, a Delaware corporation with its offices located at 8765 Aero Drive, Suite221, San Diego, California 92123 (the "Company").

WHEREAS, Consultant has experience in consulting with corporations and has provided valuable services to the Company and its related entities;

WHEREAS, Consultant also has experience in evaluating business opportunities, locating business opportunities, advising corporate management, implementing business plans, performing general administrative duties for private/publicly-held companies and development stage investment ventures; and

WHEREAS, the Company desires to retain Consultant to assist the Company in its development on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Consultant agree as follows:

1.   **Engagement**

The Company hereby retains Consultant, effective as of the date hereof (the "Effective Date") and continuing until termination, as provided herein, to assist the Company in locating businesses, evaluating business opportunities, advising corporate management, and to provide assistance in implementing business plans (the "Services"). The Services are to be provided on a "best efforts" basis by Consultant; provided, however, that the Services will expressly exclude all legal advice, accounting services or other services which require licenses or certification which Consultant may not have.

2.   **Term**

This Agreement will have a term of twelve (12) months (the "Term"), commencing with the Effective Date. Any notice to terminate given hereunder will be in writing and will be delivered at least thirty (30) days prior to the end of the Term.

3.   **Time and Effort of Consultant**

Consultant will allocate time as he deems necessary to provide the Services. The particular amount of time may vary from day to day or week to week. Except as otherwise agreed, Consultant's monthly statement identifying, in general, tasks performed for the Company will be conclusive evidence that the Services have been performed. Additionally, in the absence of willful misfeasance, bad faith, negligence or reckless disregard for the obligations or duties hereunder by Consultant, Consultant will not be liable to the Company or any of its shareholders for any act or omission in the course of or connected with rendering the Services.

4. **Compensation**

The Company agrees to pay to Consultant a monthly fee in the amount of $4,200 that shall be paid in cash.

5. **Costs and Expenses**

All third party and out-of-pocket expenses incurred by Consultant in the performance of the Services will be paid by the Company, or Consultant will be reimbursed if paid by Consultant on behalf of the Company, within ten (10) days of receipt of written notice by Consultant, provided that the Company must approve in advance all such expenses in excess of $500 per month.

6. **Place of Services**

The Services provided by Consultant hereunder will be performed at Consultant's offices except as otherwise mutually agreed by Consultant and the Company.

7. **Independent Contractor**

Consultant will act as an independent contractor in the performance of his duties under this Agreement. Accordingly, Consultant will be responsible for the payment of all federal, state, and local taxes on compensation paid under this Agreement, including income and social security taxes, unemployment insurance, and any other taxes due, and any and all business license fees as may be required. This Agreement neither expressly nor implicitly creates a relationship of principal and agent, or employee and employer, between Consultant and the Company. Consultant is not authorized to enter into any agreements on behalf of the Company.

8. **No Agency Express or Implied**

This Agreement neither expressly nor impliedly creates a relationship of principal and agent between the Company and Consultant, or employee and employer.

9. **Termination**

The Company and Consultant may terminate this Agreement prior to the expiration of the Term upon thirty (30) days written notice with mutual written consent. Failing to have mutual consent, without prejudice to any other remedy to which the terminating party may be entitled, if any, either party may terminate this Agreement with thirty (30) days written notice under the following conditions:

(i)   If during the Term of this Agreement, Consultant is unable to provide the Services as set forth herein for thirty (30) consecutive business days because of illness, accident, or other incapacity of Consultant; or,

(ii)   If the Company breaches this Agreement by failing to pay the Consulting Fee or provide information required hereunder; or,

(iii)   If the Company ceases business or, other than in an initial merger, sells a controlling interest to a third party, or agrees to a consolidation or merger of itself with or into another corporation, or enters into such a transaction outside of the scope of this Agreement, or sells substantially all of its assets to another corporation, entity or individual outside of the scope of this Agreement; or,

(iv)   If the Company subsequent to the execution hereof has a receiver appointed for its business or assets, or otherwise becomes insolvent or unable to timely satisfy its obligations in the ordinary course of business, including but not limited to the obligation to pay the Consulting Fee; or,

(v)   If the Company subsequent to the execution hereof institutes, makes a general assignment for the benefit of creditors, has instituted against it any bankruptcy proceeding for reorganization for rearrangement of its financial affairs, files a petition in a court of bankruptcy, or is adjudicated a bankrupt; or,

(v)   If any of the disclosures made herein or subsequent hereto by the Company to Consultant are determined to be materially false or misleading.

In the event Consultant elects to terminate without cause or this Agreement is terminated prior to the expiration of the Term by mutual written agreement, the Company will only be responsible to pay Consultant for unreimbursed expenses up to the effective date of termination and the Consulting Fee. If this Agreement is terminated by the Company for any other reason, or by Consultant for reasons set forth above, Consultant will be entitled to any outstanding unpaid portion of the Consulting Fee.

10.   **Indemnification**

Subject to the provisions herein, the Company and Consultant agree to indemnify, defend and hold each other harmless from and against all demands, claims, actions, losses, damages, liabilities, costs and expenses, including without limitation, interest, penalties and attorneys' fees and expenses asserted against or imposed or incurred by either party by reason of or resulting from any action or a breach of any representation, warranty, covenant, condition, or agreement of the other party.

11.   **Remedies**

Consultant and the Company acknowledge that in the event of a breach of this Agreement by either party, money damages might be inadequate and the non-breaching party might have no adequate remedy at law. Accordingly, in the event of any controversy concerning the rights or obligations under this Agreement, such rights or obligations will be enforceable in a court of equity by a decree of specific performance. Such remedy, however, will be cumulative and nonexclusive and will be in addition to any other remedy to which the parties may be entitled.

12.   **Services Provided by Consultant**

The parties hereto agree and stipulate that the Services provided by Consultant will expressly exclude all legal advice, accounting services or other services which require licenses or certification for providing those services. Consultants employees in providing services to the Company have not agreed to and have not entered into a client relationship with the Company. No advice provided by Consultant is considered to be professional, legal or accounting advice to the Company. The Company is advised herein by Consultant to seek independent professional, legal and accounting advice of its own for all matters and decisions reached or to be taken by the Company.

13.   **Miscellaneous**

(A)   <u>Subsequent Events</u>. Consultant and the Company each agree to notify the other party if, subsequent to the date of this Agreement, either party incurs obligations which could compromise its efforts and obligations under this Agreement.

(B)   <u>Amendment</u>. This Agreement may be amended or modified at any time and in any manner only by an instrument in writing executed by the parties hereto.

(C)   <u>Further Actions and Assurances</u>. At any time and from time to time, each party agrees, at its or their expense, to take actions and to execute and deliver documents as may be reasonably necessary to effectuate the purposes of this Agreement.

(D)   <u>Waiver</u>. Any failure of any party to this Agreement to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed. The failure of any party to this Agreement to enforce at any time any of the provisions of this Agreement will in no way be construed to be a waiver of any such provision or a waiver of the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or noncompliance with this Agreement will be held to be a waiver of any other or subsequent breach or noncompliance.

(E)   Assignment. Neither this Agreement nor any right created by it will be assignable by either party without the prior written consent of the other.

(F)   Notices. Any notice or other communication required or permitted by this Agreement must be in writing and will be deemed to be properly given when delivered in person to an officer of the other party, when deposited in the United States mails for transmittal by certified or registered mail, postage prepaid, or when deposited with a public telegraph company for transmittal, or when sent by facsimile transmission charges prepared, provided that the communication is addressed:

(i)   In the case of the Company: Diversified Financial Resources Corporation
                                      Attention: Dennis Thompson, President
                                       8765 Aero Drive, Suite 221
                                      San Diego, California 92123
                                      Telephone: (858) 244-6035

(ii)   In the case of Consultant: John Chapman
                                      1771 Wolviston Way
                                      San Diego, California 92154
                                      Telephone: (619) 934-5247

or to such other person or address designated in writing by the Company or Consultant to receive notice.

(G)   Headings. The section and subsection headings in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(H)   Governing Law. This Agreement was negotiated and is being contracted for in California, and will be governed by the laws of the State of California, and the United States of America, notwithstanding any conflict-of-law provision to the contrary.

(I)   Binding Effect. This Agreement will be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors, and assigns.

(J)   Entire Agreement. This Agreement contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements, or understandings between the parties relating to the subject matter of this Agreement. No oral understandings, statements, promises, or inducements contrary to the terms of this Agreement exist. No representations, warranties, covenants, or conditions, express or implied, other than as set forth herein, have been made by any party.

(K)   Severability. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement will remain in full force and effect.

(L)   Counterparts. A facsimile, telecopy, or other reproduction of this Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument, by one or more parties hereto and such executed copy may be delivered by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. In this event, such execution and delivery will be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

(M)   Time is of the Essence. Time is of the essence of this Agreement and of each and every provision hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date above written.

Diversified Financial Resources Corporation   John Chapman

 /s/ Dennis Thompson   .   /s/ John Chapman   .
Dennis Thompson, President   Individually and Personally